

December 17, 2020

Eric Orsic, Esq.
McDermott Will & Emery LLP
444 West Lake Street
Chicago, IL 60606-0029

> **Re:** **Enzo Biochem, Inc.**
> **Revised Definitive Proxy Statement on Schedule 14A**
> **Filed December 15, 2020**
> **File No. 1-09974**

Dear Mr. Orsic:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the revised definitive proxy statement unless otherwise indicated.

Supplement Dated December 15, 2020 to Proxy Statement Dated November 27, 2020

Explanatory Note, page 2

1. Refer to the third paragraph of this section. With a view towards disclosure, please provide the basis for the statement that "the Notice is deficient because the Notice was not timely and Roumell was not a holder of record of the Company's common stock on the dates required under the Company's By-Laws." In responding to this comment, please specify the aforementioned dates.

2. With a view towards disclosure, please advise us when the Company conveyed these deficiencies to Roumell and whether it gave Roumell an opportunity to correct such deficiencies.

Broker Non-Votes, page 3

3.   Refer to the disclosure regarding the likelihood that the NYSE will determine that none of the proposals may be considered a "routine" matter on which brokers have discretionary authority to vote shares they hold in nominee capacity without instruction from the beneficial owners. Reconcile this statement with the subsequent statement regarding broker non-votes "received." Specifically, if none of the proposals will be considered routine such that there will be no broker non-votes, it is unclear how broker non-votes could be received. Please advise or revise.

Voting Securities and Votes Required, page 3

4.   We note the statement that "[b]ecause Roumell did not submit the Notice to the Company at least 10 days prior to the filing of the Proxy Statement, the election of each nominee for Director (Proposal 1) is an uncontested election within the meaning of the Company's By-Laws." With a view towards disclosure, please advise how a shareholder would know when to submit such Notice.

*   *   *

We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions